05011034

Apollo Hospitals
CHENNAI
touching lives

Date : August 19, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 06 2005
WASH, D.C. 209

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

SUPPL

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

With reference to above, please be informed that :-

(i) Mr. Anil Thadani resigned from the directorship of the Company with effect from 4th August 2005

(ii) Mr. Sunil Chandiramani ceased to be an Alternate Director to Mr. Anil Thadani on resignation of Mr.Anil Thadani, the Original Director.

The Members at the Annual General Meeting held on 11th August 2005 approved the appointment of Dr. Jennifer Lee as a Director of the Company liable to retire by rotation.

Please find enclosed the proceedings of the Annual General Meeting of the Company.

Please take note of the same in your records.

Kindly acknowledge receipt.

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

MINUTES OF THE 24TH ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 4.00 P.M. ON THURSDAY, THE 11TH DAY OF AUGUST 2005 AT KAMARAJ ARANGAM, CHENNAI – 600 006.

DIRECTORS PRESENT :

(i) Dr. Prathap C Reddy, Executive Chairman
(ii) Ms. Preetha Reddy, Managing Director
(iii) Ms. Suneeta Reddy, Director - Finance
(iv) Ms. Sangita Reddy, Director - Operations
(v) Mr. N. Vaghul, Director
(vi) Mr. P. Obul Reddy, Director
(vii) Mr. Rajkumar Menon, Director
(viii) Mr. Deepak Vaidya, Director
(ix) Mr. T.K. Balaji, Director
(x) Dr. Jennifer Lee, Director

Members : 1215
Proxies : 93

NOTICE : Dr. Prathap C Reddy, Executive Chairman took the chair and welcomed the members and with the permission of the members took the notice of the meeting as read.

AUDITORS REPORT : As requested by the Chairman, Mr.S.K.Venkataraman, Chief Financial Officer and Company Secretary read the Auditors' Report for the year ended 31st March 2005.

The Chairman extended a hearty and warm welcome to the Members present at the 24th Annual General Meeting and introduced the members of the Board to the shareholders.

The Chairman informed the members that the Company's turnover has been increased from Rs 4,998 million last year to Rs.5,956 million this year, representing a growth of over 19%. During the same period, the net profit after tax has also increased from Rs 371 million to Rs.492 million - a growth rate of 33%.

The Group turnover has been increased from Rs.5420 million last year to Rs.6621 million this year, an impressive growth of 22% and the bottom line increased from Rs.282 million to Rs. 384 million - a growth rate of 36%.

This significant performance is a result of sustained efforts from our doctors, nurses and paramedics and other staff, and continued support from shareholders, customers, and well wishers.

Then the Chairman with the permission of the members took the Directors' Report and the Audited Statement of Accounts as read and moved the following resolution :

ITEM NO. 1 :

"**RESOLVED THAT** the Balance Sheet as at 31st March 2005 and the Profit and Loss Account for the year ended 31st March 2005 along with Directors' and Auditors' Report thereon be and hereby considered and adopted."

Then Chairman before putting the resolution to vote, asked the shareholders to have any questions on the financials. Some shareholders have raised questions on financials.

The Chairman then answered in detail the questions raised by them up to their satisfaction.

The resolution was seconded by Mr.Jayaraman and the same was passed unanimously.

ITEM NO. 2 :

To declare the dividend.

Mr. Vasudevan moved the following resolution.

"**RESOLVED FURTHER THAT** pursuant to the recommendations of the Board of Directors, Dividend (40%) at the rate of Rs. 4.00 per share on the equity share capital of the Company for the period ended 31st March 2005 be and is hereby declared out of profits of the Company in respect of equity shares and the said dividend be paid to those members whose names appear on the Company's Register of Members as on 2nd August 2005 and that the dividend warrants be posted within 30 days hereof to those shareholders who are entitled to receive payment."

Mr. Subramaniyan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 3 :

Appointment of Shri. Anil Thadani as a Director of the Company.

Chairman informed the Shareholders that Mr. Anil Thadani has resigned from the Board subsequent to the dispatch of Notice of Annual General Meeting to the Shareholders.

In view of his resignation, this item has not been taken up and the resultant vacancy be not filled up at this meeting. Chairman moved the following resolution.

"RESOLVED THAT the vacancy caused by resignation of Mr.Anil Thadani be not filled up at this meeting".

Mr. Srinivasan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 4 :

Appointment of Shri. Habibullah Badsha as a Director of the Company.

Mr. Padmanabhan moved the following resolution

"**RESOLVED THAT** Shri. Habibullah Badsha who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr Ramamoorthy seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 5 :

Appointment of Shri. Rajkumar Menon as a Director of the Company.

Mr. Srikanth moved the following resolution.

"**RESOLVED THAT** Shri. Rajkumar Menon who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Dr. Uma seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 6 :

Appointment of Shri. T.M. Joseph as a Director of the Company.

Mr. Jayaraman moved the following resolution.

"**RESOLVED THAT** Shri. T.M. Joseph who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Gopal seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 7 :-

Re-appointment of M/s. S. Viswanathan, Chartered Accountants as Auditors of the Company.

Mr Kumaraswamy moved the following resolution

"**RESOLVED THAT** M/s. S. Viswanathan, Chartered Accountants, Chennai, who retire at this meeting be and is hereby re-appointed as Auditors till the conclusion of the next Annual General Meeting on a remuneration of Rs.6,75,000/- per annum (exclusive of service tax)."

Mr. Mohanakrishnan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 8 :-

Appointment of Dr.Jennifer Lee as a Director of the Company

Mr. Subramanian moved the following resolution as an **ORDINARY RESOLUTION**

"RESOLVED THAT Dr. Jennifer Lee who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 27th September 2004 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

Mr. Jayaraman seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

Vote of Thanks : The meeting concluded with vote of thanks by Ms. Preetha Reddy, Managing Director.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary